[Adobe Letterhead]

July 11, 2006

Kathleen Collins
Tom Ferraro
Kari Jin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Adobe Systems Incorporated
File No. 0-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2006 with respect to the Company’s (a) Annual Report on Form 10-K for the fiscal year ended December 2, 2005, and (b) Form 8-K filed June 15, 2006. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 2, 2005

Note 11. Stockholders’ Equity, page 91

Stock Repurchase Program I — On-Going Dilution Coverage

1.                                      We note your response to prior comment no. 1. Explain why funds advanced to financial institutions should be classified as treasury stock considering at the time of transfer no stock has been delivered to the Company. In this regard, tell us how you considered Rule 5-02.30 of Regulations S-X to separately disclose on the face of the financial statements the funds advanced for treasury stock not yet repurchased, similar to the classification for stock subscriptions receivable.

The guidance in Rule 5-02.30 of Regulation S-X relative to stock subscriptions receivable appears to focus on the nature of the executory contract and the need to show the subscription receivable as an offset to additional paid-in capital within the equity section (versus an asset or netted directly against additional paid-in capital). With respect to prepaid stock repurchases, amounts paid for (a) shares which have been received and (b) shares which have not yet been received both result in a reduction in equity. No gross-up exists.

We respectfully advise the Staff that we believe that including the entire balance paid to a financial institution in the treasury stock line item within equity adequately reflects the nature of the balance (a reduction in equity). The number of shares actually repurchased as of each balance sheet date is disclosed on the face of the balance sheet as required by Rule 5-02.30 of Regulation S-X. Further, in the notes to the financial statements, the dollar amount paid to the financial institutions for which shares have not yet been received is disclosed. Also, in our next periodic filing we intend to supplement our current disclosures with the additional details that: (a) only shares physically delivered to us are excluded from the denominator in the computation of earnings per share; and (b) there is no requirement that the financial institutions return funds to us. As such, we believe that the disclosures clearly reflect the impact of the repurchase program on earnings per share as of the period end. We believe showing a separate line item on the face of the financial statements for prepaid amounts, as a subcategory of treasury stock, would be confusing to the reader of the financial statements.

Below is the disclosure we plan to include in our Form 10-Q for the period ended June 2, 2006, which is due to be filed on or before July 12, 2006:

“During fiscal 2005, we entered into several structured repurchase agreements with large financial institutions, where upon we provided the financial institutions with prepayments of $600 million. During the six months ended June 2, 2006, we continued to enter into several stock purchase agreements with large financial institutions. Under these agreements, we provided the financial institutions with up-front payments totaling $1.0 billion. There is no requirement for the financial institutions to return funds to us. The financial institutions agreed to deliver to us, at certain intervals during the contract term, a certain number of our shares based on the volume weighted average price during such intervals less a specified discount. Upon payment, the $1.0 billion was classified as treasury stock on our balance sheet, though only shares physically delivered to us are excluded from the denominator in the computation of earnings per share. All outstanding structured repurchase agreements as of June 2, 2006 will expire on or before September 29, 2006. As of June 2, 2006 and December 2, 2005, approximately $344.1 million and $154.9 million respectively, of up-front payments remained under the agreements.”

Form 8-K Filed June 15, 2006

2.                                      We note your response to our prior comment no. 3 relating to the Company’s non-GAAP disclosures. It is not evident from your response or revised disclosures in the Company’s June 15, 2006, 8-K filing (earnings release) why stock compensation, amortization of intangibles and deferred compensation are described as not impacting ongoing operations. Presumably these items will impact future period earnings, are required to generate future revenues (intangibles such as technology) or compensate employees and are necessary to conduct your core operations. Considering this explain why your disclosure is reasonable as it relates to these items not impacting ongoing operations or not having any direct correlation to the Company’s operations. Provide proposed revised disclosures with your response, as necessary.

Adobe respectfully notes, that for our internal budgeting and resource allocation process, Adobe’s management uses financial information that does not include: (a) the stock-based compensation impact of SFAS 123(R), (b) amortization of purchased intangibles and incomplete technology, or (c) amortization of Macromedia deferred compensation. While these items each impact future earnings periods and the presentation of such periods under GAAP, each is a non-cash expense, and a reconciling item to our statement of cash flows from operating activities, and as such we believe that using these non-GAAP financial measures in making operating decisions provides meaningful supplemental information regarding Adobe’s operational performance and gives us a better understanding of how we should invest in research and development and fund infrastructure and go-to-market strategies. Management uses these measures to help it make budgeting decisions, for example, as between product development expenses and research and development, sales and marketing and general and administrative expenses. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results.

In future filings where non-GAAP information is presented we propose to disclose substantially the following with respect to (a) stock compensation impact of SFAS 123(R); (b) amortization of purchased intangibles and incomplete technology; and (c) amortization of Macromedia deferred compensation:

“A.          Stock compensation impact of SFAS 123R.   These expenses consist of expenses for employee stock options and employee stock purchases under SFAS 123(R). Adobe excludes stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. Prior to the adoption of SFAS 123(R) in fiscal 2006, Adobe did not include expenses related to employee stock options and employee stock purchases directly in its financial statements, but elected, as permitted by SFAS 123, to disclose such expenses in the footnotes to its financial statements. As Adobe applies SFAS 123(R), we believe that it is useful to investors to understand the impact of the application of SFAS 123(R) to our operational performance, liquidity and our ability to invest in research and development and fund acquisitions and capital expenditures. While stock-based compensation expense calculated in accordance with SFAS 123(R) constitutes an ongoing and recurring expense, such expense is excluded from non-GAAP results because it is not an expense that typically requires or will require cash settlement by Adobe and because such expense is not used by management to assess the core profitability of our business operations. We further believe these measures are useful to investors in that they allow for greater transparency to certain line items in our financial statements. In addition, excluding this item from various non-GAAP measures facilitates comparisons to our competitors’ operating results.

B.            Amortization of purchased intangibles and incomplete technology.   Adobe incurs amortization of purchased intangible assets primarily in connection with its acquisition of Macromedia in December 2005. Adobe also incurred a charge related to incomplete technology in connection with a small acquisition. Purchased intangibles include (1) developed technology and (2) core technology and patents. Developed technology relates primarily to Macromedia products across all of Macromedia product lines that had reached technological feasibility as of December 2005. Core technology and patents represent primarily a combination of Macromedia’s processes, patents and trade secrets developed through years of experience in design and development of their products. We expect to amortize for accounting purposes the fair value of the purchased intangibles based on the pattern in which the economic benefits of the intangible assets will be consumed as revenue is generated. Although, the intangible assets generate revenue for Adobe, we exclude this item because this expense is non-cash in nature and because we believe the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding our operational performance, liquidity and our ability to invest in research and development and fund acquisitions and capital expenditures. In addition, excluding this item from various non-GAAP measures facilitates management’s internal comparisons to Adobe’s historical operating results and comparisons to our competitors’ operating results.

C.            Amortization of Macromedia deferred compensation.   Adobe is amortizing deferred compensation related to unvested options assumed in connection with its acquisition of Macromedia in December 2005. The deferred compensation is expected to be fully amortized by the end of fiscal 2007. Adobe excludes these items because these expenses are non-cash in nature and because the non-GAAP financial measures which exclude this item provide meaningful supplemental information regarding our operational performance, liquidity, and our ability to invest in research and development and fund acquisitions and capital expenditures. We further believe that excluding this expense is useful to investors in that it allows for greater transparency to certain line items in our financial statements. In addition, excluding this item from various non-GAAP measures facilitates management’s internal comparisons to Adobe’s historical operating results and comparisons to our competitors’ operating results.”

Please contact the undersigned at (408) 373-8411 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By	/s/ Christine Csubak
Christine Csubak
Vice President and Corporate Controller

cc:	Bruce R. Chizen (Adobe Systems Incorporated)
Randy W. Furr (Adobe Systems Incorporated)
Karen O. Cottle (Adobe Systems Incorporated)